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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               AMENDMENT NO. 3 TO
                                 SCHEDULE 13E-3
                                 (Rule 13e-100)
Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
                            and Rule 13e-3 Thereunder

                        PAK MAIL CENTERS OF AMERICA, INC.
                              (Name of the Issuer)

                        PAK MAIL CENTERS OF AMERICA, INC.
                           PAK MAIL ACQUISITION CORP.
                      PAK MAIL INVESTMENT PARTNERSHIP L.P.
                          D.P. KELLY & ASSOCIATES, L.P.
                              NORCROSS CORPORATION
                             NORCROSS PARTNERS L.P.
                          C&G MANAGEMENT COMPANY, INC.
                                  J.S. CORCORAN
                               F. EDWARD GUSTAFSON
                                 DONALD P. KELLY
                                LAURA K. MCGRATH

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   695810 30 9
                                   695810 10 1
                                   -----------
                      (CUSIP Number of Class of Securities)

F. Edward Gustafson                                   P. Evan Lasky
701 Harger Road                                       7173 South Havana Street
Suite 190                                             Suite 700
Oak Brook, Illinois  60523                            Englewood, Colorado  80112
(630) 571-4433                                        (303) 957-1000

        (Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                   COPIES TO:


                                Thomas A. Monson
                               Jenner & Block, LLC
                                   1 IBM Plaza
                                   Suite 4000
                                Chicago, IL 60611
                                 (312) 840-8611
     This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]


                            CALCULATION OF FILING FEE
          -----------------------------------------------------------
           Transaction valuation*               Amount of filing fee
                  $50,602                              $11.00
          -----------------------------------------------------------


* For purposes of calculating the filing fee only. The filing fee was determined by calculating the product of 980,659 shares of common stock and the merger consideration of $0.0516 per share. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50 of one percent.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $11.00
Form or Registration No.: Preliminary Proxy Statement on Schedule 14A Filing Party: Pak Mail Centers of America, Inc.
Date Filed: November 6, 2002

                                  INTRODUCTION

This Amendment No. 3 to Schedule 13e-3 Transaction Statement (the "Statement") is being filed in connection with the filing by Pak Mail Centers of America, Inc. ("Pak Mail") with the Securities and Exchange Commission (the "Commission") on November 6, 2002 of a preliminary proxy statement on Schedule 14A, as amended on January 10, 2003 and February 11, 2003 (the "Proxy Statement"), in connection with a special meeting of Pak Mail's shareholders. At such meeting, Pak Mail's shareholders will be asked to vote to approve an Agreement and Plan of Merger dated as of October 17, 2002, as amended as of October 28, 2002, (the "Merger Agreement") by and between Pak Mail, a Colorado corporation, and Pak Mail Acquisition Corp., a Colorado corporation. Under the Merger Agreement, Pak Mail Acquisition Corp. will be merged with and into Pak Mail and Pak Mail will be the surviving corporation. As a result of the merger, Pak Mail's shareholders (other than Pak Mail Acquisition Corp.) will be entitled to receive $0.0516 per share in cash for their shares of Pak Mail common stock.

The information in the Proxy Statement, including the appendices thereto, is hereby incorporated by reference and contains all information required in response to the items of this Statement, except that the Proxy Statement does not include all of the exhibits listed below. The Proxy Statement will be completed and, if appropriate, amended prior to the time it is first sent or given to Pak Mail's shareholders. This Statement will be amended to reflect such completion or amendment of the Proxy Statement.

The cross reference sheet below is being supplied pursuant to the General Instructions to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this
Schedule 13E-3. The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the Annexes thereto. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET
REGULATION M-A ITEM 1001

The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION
REGULATION M-A ITEM 1002

(a) Name and Address. The information set forth in the Proxy Statement under the caption "The Parties" is incorporated herein by reference.

(b) Securities. The information set forth in the Proxy Statement under the caption "Information Concerning the Special Meeting -- Record Date; Voting at the Meeting -- Quorum" is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption "Market for the Common Stock -- Common Stock Market Price Information, Dividend Information" is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the caption "Market for the Common Stock -- Common Stock Market Price Information, Dividend Information" is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption "Market for the Common Stock -- Common Stock Market Price Information, Dividend Information" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
REGULATION M-A ITEM 1003(a) THROUGH (c)

(a) Name and Address. The information set forth in the Proxy Statement under the caption "The Parties" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the captions "The Parties" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the Caption "Directors and Management" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION
REGULATION M-A ITEM 1004(a) and (c) through (f)

(a) Material Terms

(a)(1) Not applicable.

(a)(2) Mergers or Similar Transactions.

(a)(2)(i) Transaction Description. The information set forth in the Proxy Statement under the captions "Summary Term Sheet" and "Questions and Answers About the Merger" is incorporated herein by reference.

(a)(2)(ii) Consideration. The information set forth in the Proxy Statement under the caption "The Merger Agreement -- The Merger; Merger Consideration" is incorporated herein by reference.

(a)(2)(iii) Reasons for Transaction. The information set forth in the Proxy Statement under the caption "Special Factors -- Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(a)(2)(iv) Vote Required for Approval. The information set forth in the Proxy Statement under the caption "The Merger Agreement -- The Merger; Merger Consideration" is incorporated herein by reference.

(a)(2)(v) Differences in the Rights of Security Holders. The information set forth in the Proxy Statement under the caption "Special Factors -- Certain Effects of the Merger" is incorporated herein by reference.

(a)(2)(vi) Accounting Treatment. The information set forth in the Proxy Statement under the caption "Special Factors -- Accounting Treatment" is incorporated herein by reference.

(a)(2)(vii) Income Tax Consequences. The information set forth in the Proxy Statement under the caption "Special Factors -- Material Federal Income Tax Consequences of the Merger" is incorporated herein by reference.

(b) Purchases. The information set forth in the Proxy Statement under the capital "Special Factors -- Share and Stock Options" is incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under the caption "The Merger Agreement -- The Merger; Merger Consideration" is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under the caption "Dissenter's Rights" and Annex F to the Proxy Statement is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption "Available Information" is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
REGULATION M-A ITEM 1005(a) through (c) and (e)

(a) Transactions. The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger" and "Special Factors -- Other Arrangements with Affiliates" is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger" and "Special Factors -- Other Arrangements with Affiliates" is incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger" and "Special Factors -- Other Arrangements with Affiliates" is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger" and "Special Factors -- Other Arrangements with Affiliates" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
REGULATION M-A ITEM 1006(b) and (c)(1) through (8)

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the caption "The Merger Agreement" is incorporated herein by reference.

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the caption "Special Factors -- Plans for Pak Mail After the Merger" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
REGULATION M-A ITEM 1013

(a) Purposes. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors -- Background of the Merger" and "Special Factors -- Certain Effects of the Merger" is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger" and "Special Factors -- Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors -- Background of the Merger" and "Special Factors -- Certain Effects of the Merger" is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors -- Material Federal Tax Consequences" and "Special Factors -- Certain Effects of the Merger" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION
REGULATION M-A ITEM 1014

(a) Fairness. The information set forth in the Proxy Statement under the captions "Special Factors -- Principals' Position as to Fairness of the Merger to Unaffiliated Shareholders" and "Special Factors -- Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger," "Special Factors -- Principals' Position as to Fairness of the Merger to Unaffiliated Shareholders" and "Special Factors -- Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger" and "Special Factors -- Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger" and "Special Factors -- Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under the caption "Special Factors -- Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(f) Other Offers. None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
REGULATION M-A ITEM 1015

(a) Report, Opinion, or Appraisal. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors -- Opinion of the Financial Advisor to the Board of Directors" and Annexes C, D & E to the Proxy Statement is incorporated herein by reference.

(b) Preparer and Summary of the Report. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors -- Opinion of the Financial Advisor to the Board of Directors" and Annexes C, D & E to the Proxy Statement is incorporated herein by reference.

(c) Availability of Documents. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors -- Opinion of the Financial Advisor to the Board of Directors" and Annexes C, D & E to the Proxy Statement is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
REGULATION M-A ITEM 1007.

(a) Source of Funds. The information set forth in the Proxy Statement under the caption "Special Factors -- Financing of the Merger" is incorporated herein by reference.

(b) Conditions. The information set forth in the Proxy Statement under the caption "Special Factors -- Financing of the Merger" is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under the captions "Special Factors -- Fees and Expenses" and "Merger Agreement -- Fees and Expenses" is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
REGULATION M-A ITEM 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Proxy Statement under the caption "Market for the Common Stock -- Common Stock Purchase Information" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION
REGULATION M-A ITEM 1012(d) and (e)

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the caption "Summary Term Sheet -- Interests of the Principals and our Directors and Executive Officers in the Merger" is incorporated herein by reference.

(e) Recommendations of Others. The information set forth in the Proxy Statement under the caption "Special Factors -- Principals' Position as to the Fairness of the Merger to Unaffiliated Shareholders" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS
REGULATION M-A ITEM 1010(a) through (b)

(a) Financial Information. The information set forth under the caption "Financial Statements" in the Proxy Statement, and the information set forth in Pak Mail's most recent Annual Report on Form 10-K, as amended on January 8, 2003, and Pak Mail's most recent Quarterly Report on Form 10-Q, as amended on January 8, 2003, is incorporated herein by reference. The information set forth in the Proxy Statement in Annex G is incorporated herein by reference.

(b) Pro Forma Information. The information set forth in the Proxy Statement under the caption "Pro Forma Information" is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
REGULATION M-A ITEM 1009

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the caption "Information Concerning the Special Meeting -- Proxy Solicitation" is incorporated herein by reference.

(b) Employees and Corporate Assets. Not applicable.

ITEM 15. ADDITIONAL INFORMATION
REGULATION M-A ITEM 1011(b)

(b) Other Material Information. The entirety of the Proxy Statement is incorporated herein by reference.

ITEM 16. EXHIBITS

The following are filed pursuant to Item 1016 of Regulation M-A.

(a)(1) Preliminary copy of Letter to Shareholders from P. Evan Lasky incorporated by reference to Amendment No. 2 to Schedule 14A filed by Pak Mail on February 11, 2003.

(a)(2) Preliminary copy of Notice of Special Meeting of Shareholders incorporated by reference to Amendment No. 2 to Schedule 14A filed by Pak Mail on February 11, 2003.

(a)(3) Preliminary Proxy Statement, incorporated by reference to Amendment No. 2 to Schedule 14A filed by Pak Mail on February 11, 2003 including form of proxy card.

(b) Not applicable.

(c)(1) Opinion of Duff & Phelps, LLC. dated October 17, 2002 (included as Annex C to the preliminary Proxy Statement, which is incorporated herewith as Exhibit
(a)(3)).

(c)(2) Duff & Phelps, LLC Fairness Analysis - Presentation to the Board of Directors of Pak Mail Centers of America, Inc. dated October 17, 2002 (included as Annex D to the preliminary Proxy Statement, which is incorporated herewith as Exhibit (a)(3)).

(c)(3) Valuation Analysis of Duff & Phelps, LLC dated July 11, 2002 (included as Annex E to the preliminary Proxy Statement, which is incorporated herewith as Exhibit (a)(3)).

(d)(1) Agreement and Plan of Merger dated as of October 17, 2002 by and between Pak Mail Centers of America, Inc. and Pak Mail Acquisition Corp. (included as Annex A to the preliminary Proxy Statement, which is incorporated herewith as Exhibit (a)(3)).

(d)(2) First Amendment to Agreement and Plan of Merger dated as of October 28, 2002 by and between Pak Mail Centers of America, Inc. and Pak Mail Acquisition Corp. (included as Annex B to the preliminary Proxy Statement, which is incorporated herewith as Exhibit (a)(3)).

(e) Not applicable.

(f) Dissenter's rights under the Colorado Business Corporation Act are set forth in Annex F to the preliminary Proxy Statement, which is incorporated herewith as Exhibit (a)(3).

(g) Not applicable.

(h) Not applicable.

                                   SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                        PAK MAIL CENTERS OF AMERICA, INC.



                  By: /s/ P. Evan Lasky
                  --------------------------
                  Name: P. Evan Lasky
                  Title: President and Chief Executive Officer
                  Date: February 11, 2003


                           PAK MAIL ACQUISITION CORP.



                  By: /s/ F. Edward Gustafson
                  ---------------------------
                  Name: F. Edward Gustafson
                  Title: President
                  Date: February 11, 2003



                      PAK MAIL INVESTMENT PARTNERSHIP L.P.



                  By: Norcross Partners L.P.
                  Its: General Partner

                  By: Norcross Corporation
                  Its: General Partner

                  By: /s/ F. Edward Gustafson
                  ---------------------------

                  Name: Edward Gustafson
                  Title: Executive Vice President
                  Date: February 11, 2003

                          D.P. KELLY & ASSOCIATES, L.P.



                  By: C&G Management Company, Inc.
                  Its: General Partner

                  By: /s/ F. Edward Gustafson
                  ---------------------------
                  Name: F. Edward Gustafson
                  Title: Executive Vice President
                  Date: February 11, 2003


                              NORCROSS CORPORATION



                  By: /s/ F. Edward Gustafson
                  ---------------------------
                  Name: Edward Gustafson
                  Title: Executive Vice President
                  Date: February 11, 2003

                            NORCROSS PARTNERS L.P.



                  By: Norcross Corporation
                  Its: General Partner

                  By: /s/ F. Edward Gustafson
                  ---------------------------
                  Name: Edward Gustafson
                  Title: Executive Vice President
                  Date: February 11, 2003


                          C&G MANAGEMENT COMPANY, INC.



                  By: /s/ F. Edward Gustafson
                  ---------------------------
                  Name: Edward Gustafson
                  Title: Executive Vice President
                  Date: February 11, 2003

                  /s/ J. S. Corcoran
                  ------------------
                  J. S. Corcoran

                  /s/ Edward Gustafson
                  --------------------
                  F. Edward Gustafson

                  /s/ Donald P. Kelly
                  -------------------
                  Donald P. Kelly

                  /s/ Laura K. McGrath
                  --------------------
                  Laura K. McGrath

                  Date: February 11, 2003